UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

August 6, 2019
(Date of Report (Date of earliest event reported))
COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.
(Exact name of issuer as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

_____________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_____________________________________________________________________

Common Stock
(Title of each class of securities issued pursuant to Regulation A)
_____________________________________________________________________

Item 9. Other Events

Identification of Development Project for Investment

Cottonwood Residential O.P., LP has identified Cottonwood on Broadway, a development project for a 254-unit apartment, mid-rise podium, multifamily community located in downtown Salt Lake City, Utah, (the "Project") for investment by Cottonwood Multifamily Opportunity Fund, Inc. (“we,” “our” or “us”).

From April 2016 to October 2018, Cottonwood Residential O.P., LP purchased 1.73 acres of contiguous land from three separate parties for development of the Project. In February 2019, Cottonwood Residential O.P., LP received a third party broker opinion of value which valued the land at $7.5 million. Cottonwood Residential O.P., LP and affiliates will joint venture with us for the development of this project. We expect to contribute up to 90% of the capital required for the project.

The Project will include a mix of studio, one-bedroom, and two-bedroom units and offer top-of-the-market amenities, including a fitness center, clubroom, and a roof-top resort-style pool. The total development cost of the project is expected to be approximately $73.6 million, of which approximately $30 million is expected to be funded by capital contributions. The project is expected to break ground during the third quarter of 2019 and be completed in the fall of 2021.

Forward-Looking Statements

The foregoing includes forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of us and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “will,” “would,” “believe,” “expected,” or similar expressions. These forward-looking statements include, but are not limited to, statements regarding our entry into a joint venture with Cottonwood Residential O.P., LP for the project, the plans for the project, the development costs of the project, and the expected commencement and completion date of the project. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to a determination not to enter a joint venture with Cottonwood Residential O.P., LP for the project, a change in the scope, budget or timing of the project including the failure to receive building permits and approval by the city for the project plans and other risks inherent in development projects such as cost overruns and schedule delays as well as those risks identified in our offering circular dated December 17, 2018 under the heading “Risk Factors” as filed with the SEC on December 21, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Chief Legal Officer

Date:   August 9, 2019